Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO DONATE $10,000 TO THE AMERICAN CANCER SOCIETY

SEATTLE, WASHINGTON – October 5, 2023 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a planned donation of $10,000 to the American Cancer Society (ACS) in honor of Breast Cancer Awareness Month.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on October 11, 2023. This event, Spin for a Cure, offers players the chance to express their enthusiasm for helping the American Cancer Society and to learn more about the organization’s important work.

“DoubleDown Interactive has long been committed to honoring Breast Cancer Awareness Month with our charitable outreach,” said In Keuk Kim, CEO of DoubleDown. “We are proud to support the American Cancer Society.”

“We know there is much more progress to be made to end breast cancer as we know it, for everyone,” says Amanda Torfi, Senior Director of Corporate Relations for the American Cancer Society. “DoubleDown has been a great supporter of ACS and we are thrilled for their continued energy and support in helping us move even closer to a world without breast cancer.”

Visit the American Cancer Society website: https://www.cancer.org/

Follow the latest activity on DoubleDown’s social media pages:

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Instagram: https://www.instagram.com/doubledowncasino

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About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

About The American Cancer Society

The American Cancer Society is a leading cancer-fighting organization with a vision to end cancer as we know it, for everyone. For more than 100 years, we have been improving the lives of people with cancer and their families as the only organization combating cancer through advocacy, research, and patient support. We are committed to ensuring everyone has an opportunity to prevent, detect, treat, and survive cancer.

The American Cancer Society does not endorse or support any product or service.

DoubleDown Contacts:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

or

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

American Cancer Society Media Contact:

Amy LeBard

American Cancer Society

amy.lebard@cancer.org